UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,728,060 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,728,060 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,728,060 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.71% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 3,698,600 Shares (as defined herein) that the Reporting Person has the right to acquire upon the conversion of 36,986 shares of Series D Preferred Stock (as defined herein) and 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants (defined in Amendment No. 8).  This amount excludes 5,624,787 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 72,210,108 Shares outstanding, which is the sum of: (i) 67,660,712 Shares outstanding as of April 3, 2017; (ii) 3,698,600 Shares that the Reporting Person has the right to acquire upon the conversion of 36,986 shares of Series D Preferred Stock; and (iii) 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,045,995 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,045,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,045,995 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of 68,511,508 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,682,065 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,682,065 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,682,065 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.31% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  This amount includes 3,698,600 Shares that the Reporting Person has the right to acquire upon the conversion of 36,986 shares of Series D Preferred Stock.  This amount excludes 5,624,787 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 71,359,312 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 3,698,600 Shares that the Reporting Person has the right to acquire upon the conversion of 36,986 shares of Series D Preferred Stock.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,582,065 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,582,065 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,582,065 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.43% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount includes 3,698,600 Shares that the Reporting Person has the right to acquire upon the conversion of  shares of Series D Preferred Stock.  This amount excludes 5,624,787 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 71,359,312 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 3,698,600 Shares that the Reporting Person has the right to acquire upon the conversion of 36,986 shares of Series D Preferred Stock.

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, and Amendment No. 9 filed on October 10, 2016 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the April 2017 Purchase Agreement (defined and described in Item 4 herein) entered into by the Foundation on April 11, 2017, the Foundation paid $4,586,264 to acquire 36,986 shares of Series D Participating Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), and paid $225,066.88 to acquire 1,800,535 warrants (the “New Warrants”), for an aggregate purchase price of $4,811,330.88.  The purchase price was funded by funds donated to the Foundation, including funds donated by Mr. Schuler, who serves as co-Founder and Executive Director of the Foundation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 11, 2017, the Foundation and other individuals and entities (the “April 2017 Investors”) entered into a Securities Purchase Agreement (“April 2017 Purchase Agreement”) with the Issuer. In accordance with the April 2017 Purchase Agreement, the Issuer agreed to sell to the April 2017 Investors an aggregate of 80,644 shares of Preferred Stock at a per share price of $124.00, of which the Foundation agreed to purchase 36,986 shares of Series D Preferred Stock, in a private placement (the “April 2017 Private Placement”).

The April 2017 Private Placement is expected to close on April 18, 2017 (the “April 18, 2017 Closing”), subject to customary closing conditions. Under the terms of the Certificate of Designations for the Series D Preferred Stock, each share of Series D Preferred Stock will initially be convertible into 100 Shares, reflecting a conversion price equal to $1.24 per Share, subject to customary anti-dilution adjustments. Beginning on January 1, 2018, and continuing so long as any shares of Series D Preferred Stock remain outstanding, the Series D Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly, subject to a maximum rate of 17% per annum.

In addition, the April 2017 Investors agreed to purchase warrants (the “New Warrants”) to acquire up to an aggregate of 3,925,871 Shares, of which the Foundation agreed to purchase New Warrants to acquire 1,800,535 Shares for a price of $0.125 per Share. The New Warrants have an exercise price of $1.80 per share, subject to customary anti-dilution adjustments, and become exercisable on October 18, 2017, six months after the April 18, 2017 Closing, and have a term of five years from the date of issuance or, if earlier, five business days after the Issuer delivers notice that the closing price per Share exceeded the exercise price of $1.80 per share for 20 consecutive trading days during the exercise period.

The April 2017 Purchase Agreement contains customary terms regarding, among other things, representations and warranties and indemnification. Additionally, under the April 2017 Purchase Agreement, the Issuer has granted certain registration rights to the April 2017 Investors. The Issuer is obligated to use commercially reasonable efforts to file, within 30 days following receipt of the New Requisite Stockholder Approval (as defined below), a registration statement on Form S-3 to register the resale of the Shares issued upon conversion of the Series D Preferred Stock and Shares that may be issued pursuant to the exercise of New Warrants and to effect the registration no later than 90 days after the filing date. With certain exceptions, the Issuer is obligated to keep the registration statement effective until all of the Shares so registered are sold. The Issuer will be responsible for all of its fees and expenses incurred in connection with registering the Shares.

Pursuant to the April 2017 Purchase Agreement, following the April 18, 2017 Closing, the Issuer will be required to hold a meeting of its stockholders in order to, among other things, approve an amendment to the Issuer’s Restated Certificate of Incorporation, as amended, increasing the number of authorized Shares from 100,000,000 shares to 200,000,000 shares and satisfy NASDAQ requirements with respect to the issuance of Shares upon conversion of the Series D Preferred Stock and exercise of the New Warrants by the Foundation and certain other April 2017 Investors whose warrants will initially be subject to the 19.99% Limitation (as defined below). The conversion of the Series D Preferred Stock will occur automatically upon receipt of such stockholder approval (the “New Requisite Stockholder Approval”), and no New Warrants will be subject to the 19.99% Limitation following receipt of the New Requisite Stockholder Approval. The “19.99% Limitation” means the provision contained in certain New Warrants prohibiting the holder thereof from exercising the New Warrants to the extent that the exercise would result in the holder beneficially owning more than 19.99% of the outstanding Shares.

The summaries contained herein of the April 2017 Purchase Agreement, the Certificate of Designations for the Series D Preferred Stock, and the New Warrants do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits M, N, and O respectively, to this Schedule 13D and are incorporated herein by reference.

SCHEDULE 13D

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of April 11, 2017, Mr. Schuler may be deemed to beneficially own, in the aggregate, 20,728,060 Shares, representing approximately 28.71% of the Shares outstanding.  This amount consists of:  (A) 10,195,199 Shares and 850,796 Shares obtainable upon exercise of Warrants held by the Trust, collectively  representing approximately 16.12% of the Shares outstanding; (B) 5,883,465 Shares and 3,698,600 Shares obtainable upon conversion of the 36,986 shares of Series D Preferred Stock held by the Foundation, collectively representing approximately 13.43% of the Shares outstanding; and (C) 100,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.15% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on 67,660,712 Shares reported as outstanding as of April 3, 2017, according to the Issuer’s Schedule 14A filed April 5, 2017, plus, for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, the 3,698,600 Shares issuable upon the conversion of 36,986 shares of Series D Preferred Stock held by the Foundation at the initial conversion rate and, for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 850,796 Shares issuable upon exercise of Warrants held by the Trust.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 11,045,995 Shares beneficially owned by the Trust.  Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of April 11, 2017, Ms. Schuler may be deemed to beneficially own, in the aggregate, 9,682,065 Shares, representing approximately 14.31% of the Shares outstanding.  This amount consists of (A) 100,000 Shares held by Ms. Schuler, representing approximately 0.15% of the Shares outstanding, and (B) 5,883,465 Shares and 3,698,600 Shares obtainable upon conversion of the 36,986 shares of Series D Preferred Stock held by the Foundation, collectively representing approximately 13.43% of the Shares outstanding.  Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on 67,660,712 shares outstanding as April 3, 2017, according to the Issuer’s Schedule 14A filed April 5, 2017, plus, for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, the 3,698,600 Shares issuable upon the conversion of 36,986 shares of Series D Preferred Stock held by the Foundation at the initial conversion rate.

As described further in Item 4 herein, the New Warrants held by the Foundation are subject to the 19.99% Limitation, which prohibits the holder of the New Warrants from exercising the New Warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares, unless and until the New Requisite Stockholder Approval is obtained.  As such, although the Foundation holds New Warrants to acquire 1,800,535 Shares, due to the 19.99% Limitation and in the absence of New Requisite Stockholder Approval, at this time, the Foundation cannot exercise any of the New Warrants.

SCHEDULE 13D

Page 8 of 9 Pages

        In addition, as disclosed in Amendment No. 2, the Foundation holds an additional 3,824,252 warrants whose terms prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.  As such, although the Foundation holds additional warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of the warrants.

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 10.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit M:
Securities Purchase Agreement, dated April 11, 2017, by and among Biolase, Inc. and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on April 14, 2017).

Exhibit N:
Form of Certificate of Designations (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on April 14, 2017).

Exhibit O:	Form of Warrant (incorporated by reference to Exhibit B to the Securities Purchase Agreement filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on April 14, 2017).

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2017

JACK W. SCHULER

By:	/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

RENATE SCHULER

By:	/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: President